UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number: 323500080
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33532

PowerShares Exchange-Traded Fund Trust II, American
Stock Exchange, LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

301 West Roosevelt Road

Wheaton, Illinois 60187

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of Beneficial Interest, no par value, of the following portfolios:

PowerShares 1-30 Laddered Treasury Portfolio

PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio

PowerShares Autonomic Balanced NFA Global Asset Portfolio

PowerShares Autonomic Growth NFA Global Asset Portfolio

PowerShares Dynamic Asia Pacific Portfolio

PowerShares Dynamic Developed International Opportunities Portfolio

PowerShares Dynamic Europe Portfolio

PowerShares Emerging Markets Sovereign Debt Portfolio

PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

PowerShares FTSE RAFI Emerging Markets Portfolio

PowerShares FTSE RAFI Europe Small-Mid Portfolio

PowerShares Global Clean Energy Portfolio

PowerShares High Yield Corporate Bond Portfolio

PowerShares Insured California Municipal Bond Portfolio

PowerShares Insured National Municipal Bond Portfolio

and PowerShares Insured New York Municipal Bond Portfolio

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PowerShares Exchange-Traded Fund Trust II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 27, 2008	By	/s/ H. Bruce Bond	Principal Executive Officer
Date	Name		Title

(1)   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.